EXHIBIT 99.2

Deloitte & Touche LLP 2800 – 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

April 3, 2012

To the various Securities Commissions and similar regulatory authorities in Canada

Dear Sirs/Madams:

Re: Ivanhoe Mines Ltd. (the “Company”)

We are providing this letter as requested by the Company pursuant to Section 4.11, paragraph (5)(a)(ii) of National Instrument 51-102.  We refer to the Notice of Change of Auditor prepared by the Company and delivered to us (the “Notice”).  We have reviewed the Notice, and agree with the statements contained in the Notice, subject to the following:

●      We agree with the statements set out in paragraphs 1, 3 and 4 of the Notice.

●      We have no basis to agree or disagree with the statements set out in paragraph 2 of the Notice.

We are providing this letter based on our knowledge as at the date of this letter.

Yours truly,

Chartered Accountants